TRW Automotive

12001 Tech Center Drive
Livonia, MI 48150

February 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TRW Automotive Holdings Corp. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 15, 2013.

Respectfully submitted,

TRW AUTOMOTIVE HOLDINGS CORP.

/s/ Robin A. Walker-Lee
Robin A. Walker-Lee
Executive Vice President, General Counsel and Secretary